Law Department
The Lincoln National Life Insurance Company
350 Church Street
Hartford, CT 06103

Scott C. Durocher
Counsel
Phone: 860-466-1222
Scott.Durocher@LFG.com

VIA EDGAR & email

September 24, 2012

Alberto H. Zapata, Esq.
Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Re:       The Lincoln National Life Insurance Company
Lincoln National Variable Annuity Account H
Post-Effective Amendment No. 36
File No. 333-35780

Dear Mr. Zapata:

Attached is a copy of the above-referenced post-effective amendment filed on September 24, 2012.  The amendment consists of a supplement to the May 1, 2012 prospectus that we hope will go effective on December 3, 2012, unless otherwise noted. The May 1, 2012 prospectus and the Statement of Additional Information have been incorporated by reference to a previous post-effective filing. As the transmittal letters state, this is a “template” filing.  A copy of the request pursuant to Rule 485(b)(1)(vii) to file certain post-effective amendments under paragraph (b) of Rule 485 is also enclosed.

The amendment outlines the following changes to the prospectus effective December 3, 2012, unless otherwise noted:

•
the current charge for both the single life and joint life options of the Lincoln SmartSecurity® Advantage 1-Year Automatic Step-up option and the 5-Year Elective Step-up option will be increased upon the next election of a step-up of the Guaranteed Amount;

•	the addition of a new investment option and the resulting changes to the Investment Requirements; and

•
purchase payments totaling $1 million or more (which includes total purchase payments for all contracts issued by the Company (or its affiliates) in which you are an owner and/or annuitant) will be subject to Home Office approval (effective January 1, 2013).

The template filing will allow similar disclosure to be reflected in additional products offered by The Lincoln National Life Insurance Company and Lincoln Life & Annuity Company of New York,
respectively, as outlined in the September 24, 2012 template request letter addressed to Mr. Kotapish.

Please contact me at (860) 466-1222 with any questions or comments, and thank you for your assistance.

Sincerely,
Scott C. Durocher
Counsel